Exhibit 82

NOTICE ISSUED IN COMPLIANCE AND FOR THE PURPOSES OF ARTICLE 122 OF LAW N. 58 DATED FEBRUARY 24, 1998 AND OF THE REGULATION ADOPTED BY CONSOB BY RESOLUTION N. 11971 DATED MAY 14, 1999 (AS AMENDED)

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It is announced that, as a result of the sale on May 31, 2005 of 364,800,000 shares of Olimpia S.p.A. (with offices in Milan, Viale Sarca n. 222, registered with the Companies' Register of Milan under n. 03232190961) equal to approximately 7.88% of the share capital of the same, by Edizione Finance International S.A. (with offices in Place d'Armes 1, Luxemburg, registered with the Companies' Register of Luxemburg under n. B77504) to its holding company Edizione Holding S.p.A. (with offices in Treviso, Calmaggiore 23, registered with the Companies' Register of Treviso under n. 00778430264), Edizione Holding S.p.A., which already acted as guarantor of the obligations undertaken by Edizione Finance International S.A., was subrogated pro rata to Edizione Finance International S.A. with respect to any rights and obligations derived from the following agreement:

     - Agreement between Pirelli & C, S.p.A. (subrogated to Pirelli S.p.A.), Banca Intesa S.p.A., UniCredito Italiano S.p.A., Edizione Holding S.p.A. - Edizione Finance International S.A., Hopa S.p.A. and Olimpia S.p.A. (signed on February 21, 2003 and amended on January 23, 2004 and on January 28, 2005, the "Agreement"),

without prejudice to any other terms and conditions of the Agreement.

The Agreement is registered with the Companies' Register of Milan, Rome and Turin. The Agreement is also available on the web site www.pirelli.com.

Milan, June 8, 2005

Pirelli & C. S.p.A.  Edizione Holding S.p.A. Edizione Finance International S.A.

Banca Intesa S.p.A.  UniCredito Italiano S.p.A.Hopa S.p.A.     Olimpia S.p.A.